Exhibit 99.1

STANDARD LITHIUM ANNOUNCES GRANT OF INCENTIVE SECURITIES

Vancouver, British Columbia – April 11, 2023 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), a leading near-commercial lithium company, announces that it has granted a total of 3,750,000 incentive stock options (the “Options”) and 1,991,004 deferred share units (the “DSUs”) to the directors and management of the Company in accordance with the amended and restated rolling stock option and the long term incentive plans (collectively, the “Incentive Plans”) adopted by shareholders of the Company at the recent annual general and special meeting held on April 4, 2023 (the “Meeting”).

The Options are exercisable at the price of $5.08 per share for a term of sixty months. The Options will vest and become exercisable immediately upon the date of grant. The DSUs will vest after twelve months. Settlement of the DSUs will occur when a holder ceases to be involved with the Company, or in connection with a change of control, and will be payable in common shares of the Company on the settlement date.

The grant of DSUs are intended to replace a grant of performance and restricted share units previously announced on January 18, 2021 and which was not completed at the time, and to align compensation of directors and management with the interests of shareholders.

For further information regarding the Incentive Plans, readers are encouraged to review the management information circular prepared for the Meeting which includes copies of the Incentive Plans and which is available under the profile for the Company on SEDAR (www.sedar.com) and by visiting the Company’s website (www.standardlithium.com).

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company with a portfolio of projects in process. The Company’s flagship projects, the LANXESS Property Project and the South West Arkansas Project, are located in southern Arkansas near the Louisiana state line. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of unitized leases across these two projects. The Company operates a first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) Demonstration Plant at the LANXESS Property Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the LANXESS Property Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements are frequently characterized by words such as “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “schedule” and other similar words or expressions which identify forward-looking statements or information. These forward-looking statements or information may relate to plans at the LANXESS Property Project and the South West Arkansas Project, accuracy of mineral or resource exploration activity and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations

David Barnard

+1 415-433-3777

standardlithium@lhai.com

info@standardlithium.com

Twitter: @standardlithium

LinkedIn: https://www.linkedin.com/company/standard-lithium/